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                                                                    EXHIBIT 99.7


FOR IMMEDIATE RELEASE                              NEWS RELEASE
                                                   CONTACT:
                                                   ROBERT M. THORNTON, JR.
                                                   CHIEF EXECUTIVE OFFICER
                                                   (770) 933-7000

                   KRUG INTERNATIONAL ANNOUNCES EXCHANGE OFFER
                     OF NOTES AND WARRANTS FOR COMMON SHARES

         Atlanta, Georgia (August 23, 1999) - KRUG International Corp. (AMEX:KRG) announced today that its board of directors has authorized an offer to exchange Senior Subordinated Zero Coupon Notes and warrants for up to 2,500,000 shares of KRUG's common stock. Each share of common stock accepted in the exchange offer will be exchanged for $5 principal amount of KRUG's Senior Subordinated Zero Coupon Notes due July 1, 2007 and one-fourth of a warrant, each whole warrant entitling the holder to purchase one share of KRUG's common stock for $3.875, exercisable October 1, 2000 through September 30, 2002. Alternatively, instead of participating in the exchange offer, holders of less than 100 shares of common stock as of August 13, 1999, may elect to tender all of their shares for a cash payment of $2.00 per share.

         The exchange offer is conditioned upon, among other things, a minimum of 1,000,000 shares being tendered in the exchange offer. As of August 13, 1999, KRUG had 4,977,530 common shares outstanding.

         The exchange offer commences today and will expire at 12:00 midnight, Atlanta, Georgia time on September 17, 1999, unless extended. The exchange offer is subject to various terms and conditions described in the offering materials mailed to shareholders today.



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         The purpose of the exchange offer is to allow shareholders the opportunity to restructure their investment in KRUG in line with their personal investment objectives. By means of the exchange offer, KRUG is giving shareholders the choice of (i) exchanging (in whole or in part, depending on the number of shares of common stock tendered) their investment in the common stock for a debt security of KRUG in the form of the Senior Subordinated Zero Coupon Notes while also retaining an opportunity to reinvest in the common stock in the future pursuant to the terms of the warrants, (ii) retaining all of their shares of common stock, thus increasing such shareholders' proportionate interest in the common equity of KRUG following completion of the exchange offer, or (iii) some combination of (i) and (ii).

         KRUG has recently modified its business strategy and anticipates growth by acquisitions in the healthcare and technology areas, as broadly defined, which will involve expansion into areas and activities not currently conducted by KRUG. Therefore, the board concluded that KRUG's acquisition activity should be undertaken in conjunction with providing shareholders, especially those who wish to reduce their level of exposure to the modified business strategy, an opportunity to exchange all or part of their common stock for Senior Subordinated Zero Coupon Notes and warrants.

         KRUG has been informed by its directors and executive officers that they do not intend to tender any of their shares pursuant to the exchange offer.

         The Senior Subordinated Zero Coupon Notes will not pay interest, do not provide a sinking fund and are callable at KRUG's option at increasing prices beginning at $450 in year one (i.e., through September 30, 2000) and increasing to $500 in year two, $550 in year three, $600 in year four, $700 in year five, $800 in year six and $1,000 thereafter. Assuming rates of return of 12.5% to 13.5% compounded annually, and a redemption price of $5.00 per note at maturity, the current price of the notes on a yield to maturity basis would range from $1.87 to $2.00 per note. The warrants may be exercised only when a registration statement covering the underlying shares of the common stock is effective with the SEC. KRUG has the obligation after July 15, 2000, to register the common stock once the closing price of the common stock is above $3.50 for ten consecutive trading days.



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         KRUG does not plan to list the Senior Subordinated Zero Coupon Notes or warrants on any exchange, although they may trade in the over-the-counter market. Upon consummation of the exchange offer, if the public distribution or aggregate market value of the common stock is substantially reduced, the common stock may cease to be listed on the American Stock Exchange, although a more limited public market for the common stock may exist.

         KRUG's board of directors has determined, after considering a number of factors, including the written opinion of its financial advisor, that the exchange offer is fair from a financial point of view to KRUG shareholders, including those who participate in the exchange offer.

         First Union National Bank is serving as the Exchange and Information Agent for the exchange offer. Requests for further information about the exchange offer may be directed to Michael Klotz at 800-829-8432, First Union National Bank, Customer Service.


         The press release contains forward-looking information. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be significantly impacted by certain risks and uncertainties described in the offering materials and in KRUG's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.